EXHIBIT (A)(6)

                                   SONOMAWEST
                                 HOLDINGS, INC.
               1448 Industrial Avenue o Sebastopol, CA 95472-4848
                      Ph: 707 824-2548 o Fax: 707 824-2545
                           --------------------------

                                 January 8, 2001


To SonomaWest Holdings' Shareholders:

     We previously announced our intention to offer to purchase up to 375,000 shares of SonomaWest Holdings, Inc. stock from shareholders at $8.00 per share. Enclosed are the documents necessary for you to tender your shares in this offer. While the materials are self-explanatory and you should READ EVERYTHING before you make a decision, following is a summary of the offer.

     Until February 15, 2001 we will purchase up to 375,000 shares of our stock at $8.00 per share. Unless the offer is extended, payment will be made on February 19, 2001. We reserve the right to increase the number of shares repurchased and extend the closing date of the offer. If more than 375,000 shares are tendered we will accept 100% of all odd lots tendered (less than 100 shares) and prorate all others (100 shares or greater). You will receive the full $8.00 on all tendered shares accepted by us without any brokerage commission; however, your broker may assess a fee for handling any shares in "street name".

     Many SonomaWest shareholders purchased their shares when the Company was known as Vacu-dry Company and operated in a totally different line of business. Until mid-1999, Vacu-dry primarily was an industrial specialty drier of fruits. During our fiscal 2000 year ended June 30, 2000, we sold the core processed apple ingredients lines of business, sold our retail organic packaged foods division and discontinued or sold all other operations. Since then we have become a lessor of real estate (our former operations facilities) and committed $3 million to a venture capital investment in a telecommunications company that owns PCS (Personal Communication Service) licenses.

     We are making the tender offer because we feel it is in the best interests of the shareholders. SonomaWest has radically altered what it does. We have historically had low "float" (the number of shares actively traded) and a relatively large bid-ask spread. Until we announced on November 8, 2000 that we were considering a stock repurchase program, our stock usually traded in a range of $5.25 to $6.375 per share, less than some of us felt the Company was worth. This tender offer presents an opportunity for you to sell your shares in this changed company without commissions. Neither the Board of Directors nor the Company is making a recommendation to you as to whether or not you should tender any or all of your shares.

     We have truly appreciated your confidence and support during this period of transition.

                                        Sincerely,


                                        Gary L. Hess
                                        President and Chief Executive Officer